UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Want to Win at Fund Investing?
Learn From Longleaf
Even though Longleaf Partners is closed to new investors, you can learn a lot about how to pick funds — and stocks — from the fund and its managers. Co-manager Staley Cates gave me a rare interview.
By Steven Goldberg
     No one ever said finding good mutual funds was easy. But there are some surprisingly simple things you can do to stack the odds in your favor. Longleaf Partners, one of the best mutual funds, is a great example of a fund that does almost everything right. It’s closed to new investors, but you can learn a lot about how to pick funds just by looking at Partners’ attributes. I recently interviewed co-manager Staley Cates.
     For starters, Longleaf is a specialist — a smart thing to look for when you’re shopping for mutual funds. Funds that are run by companies that specialize in funds tend to do better than those run by financial supermarkets, insurance companies or multinational banks. And funds that stick to just one kind of investing style or segment — be it small companies or undervalued stocks — often perform best of all. At Memphis-based Longleaf, you’ll find just three funds, and all practice the same brand of value investing.
     It has a consistent investment discipline. Funds whose managers get carried away with whatever has been working lately are accidents waiting to happen — with your money. The best managers often display a little stubbornness. That serves them well during the inevitable periods when their investment style falls out of favor. Mason Hawkins, 59, and Cates, 42, the longest-serving managers at Longleaf, talk so frequently about buying companies at “60% of intrinsic value or less” it sounds almost like a religious chant. But their methods work.
     Like most good funds, Longleaf also has low turnover. Stocks usually stay in the fund five to ten years. “Nobody cares about the long term,” Cates says. That gives a leg up to those managers who do care. They can use short-term volatility to buy great companies that are temporarily out of favor. “It’s a huge competitive advantage,” Cates says. “It’s better than it ever has been, because all those new people [hedge funds, particularly] have the attention of a strobe light. We buy stuff that everybody hates,” he says. “It takes a lot of intestinal fortitude. A lot of managers say, ‘Let’s look like the index and try to do a little bit better.’ We don’t care what the index is doing.”
     The managers — like those who run many of the best funds — make big wagers on stocks they like. Currently, Dell (DELL) makes up almost 10% of Longleaf Partners, which owns just 22 stocks. “We’re different,” says Cates. “We don’t feel compelled to deal with every stock that has ever existed.”
     Expenses are low, at 0.9%, and the managers eat their own cooking. In fact, at Longleaf employees aren’t allowed to buy any stocks or stock funds except Longleaf funds. With the fund managers by far the largest owners, it puts them on the same side of the table as you, the investor. “If everybody fired us, we’d still be investing our own money,” says Cates.
     That’s a good part of why two of the three Longleaf funds are closed to new investors. When funds get too big, they often lose their edge. Altogether, Southeastern Asset Mgt., adviser to Longleaf, is running $41.5 billion and has nine managers and analysts. That’s not too much money given their distaste for trading.
     Finally, of course, it has a superb long-term record. Through April 30, Partners has returned an annualized 14% over the past 20 years — an average of three percentage points per year better than Standard & Poor’s 500-stock index. And it’s accomplished that record with reasonably low volatility.
     No one writes about Longleaf much these days because Partners and Longleaf Small-Cap are closed to new investors. Longleaf International (LLINX) is a good fund, but it hedges away its foreign currency exposure. I think that’s a mistake. Gaining exposure to foreign currencies is one of the chief reasons to own a foreign stock fund. “Our edge will be in picking stocks,” is Cates’ counter-argument.
     If you’re lucky enough to own Partners or Small-Cap, buy more. If not, look for funds with similar attributes.
Cates’ view on the market
     Right now, Cates says, the market is fairly valued — not cheap, not expensive. “But people are paying much higher multiples to take things private in this private-equity bubble. Short term, it’s good for stocks, but long term it’s going to hurt our productive capacity.”
     Consequently, he doesn’t see a lot of bargains. “As far as new 60-cent dollars, we don’t have any.” Cash in Partners is at just 7% — which one stock would consume. Small-Cap has 16% in cash.
     Hedge funds and private-equity funds have been much more active with smaller companies than larger firms. That’s because it doesn’t require as much capital to take over small companies as it does to acquire large ones. As a result, larger companies ARE cheaper, on balance, than smaller companies, Cates says. “We caution our small-cap holders, who’ve seen 20% annualized returns the past three years, that we can’t keep that up.”
     Dell is a classic fallen angel — yesterday’s hot company. Founder Michael Dell has returned as CEO to try to turn the company around amid an SEC probe and other woes. “All the bad news is far more than discounted in the price,” Cates says. Investors are overly focused on U.S. sales. Meanwhile, growth overseas is in double digits. If you adjust for Dell’s $5.50 per share in cash, the stock trades at just ten times free cash flow, which is much higher than reported earnings that “were cut in half in the most heinous year they’ve ever had,” Cates says.
     Cates is also bullish on Japan: “They’ve made unbelievable progress. Earnings have grown in double digits over the past several years.” Japan has made huge strides toward remaking its sclerotic corporate structure. “It’s still the early innings, but managers there are beginning to act more like owners.”
     In evaluating stocks, Cates says, the numbers are just the beginning. He and his colleagues spend countless hours getting to know the managers of companies before they invest. “It’s hugely, giantly important,” he says. The Longleaf managers study insider ownership and trading. They look at the CEO’s background. “Are they involved in charitable stuff, or are they building a 50,000-square-foot house?” They want to know whether the managers of a company have good records allocating capital. “We spend lots of time on these qualitative things. You can buy low P/Es all day long, but if management flushes the E down the toilet, it won’t matter.”
Steven T. Goldberg is an investment adviser and freelance writer.
(#14394) Adapted with permission from the May 22, 2007 issue of Kiplinger.com.
© 2007 The Kiplinger Washington Editors Inc. All rights reserved.

This material should be preceded or accompanied by a Prospectus. Average annual total returns for each of the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year (or since inception) periods ended June 30, 2007 are as follows: Longleaf Partners Fund, 23.30%,13.38%, and 12.34%; S&P 500 Index, 20.59%,10.70% and 7.13%; Longleaf Partners Small-Cap Fund, 31.29%, 17.59%, and 13.86%; Russell 2000 Index, 16.44%, 13.88% and 9.06%; Longleaf Partners International Fund, 29.81%, 15.07%, and 16.38% (since inception 10/26/98); EAFE Index, 27.00%, 17.73% and 8.81% (since 10/31/98). Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. The Funds may use currency hedging as an investment strategy. This practice will impact the Funds’ relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security.

Talking With
The Longleaf Funds Team
Eating Their
Own Cooking
By Lawrence C. Strauss
SINCE ITS FOUNDING IN 1975, MEMPHIS-based Southeastern Asset Management has earned a reputation for looking out for its mutual-fund shareholders. The no-load Longleaf Partners funds don’t have 12b-1 or exit fees, and the advisory firm’s employees are required to have all of their equity holdings in the funds.
     “We are not doing something separate in our own personal accounts to offset the risk in the funds,” says overseas-based E. Andrew McDermott, a portfolio manager at Southeastern who specializes in international stocks.
     Among the feathers in Southeastern’s cap is praise from David Swensen, Yale’s chief investment officer and a big critic of actively managed funds for their inability to beat their benchmarks when fees are included. In his book Unconventional Success, Swensen asserts that the firm “exemplifies every fundamentally important, investor-friendly characteristic conducive to active-management success.”
     That includes being aware of tax consequences, making concentrated stock bets with conviction, and, when necessary, shutting the doors to new investors. Indeed, two of the funds—Longleaf Partners (ticker: LLPFX), a mid- to large-cap portfolio, and Longleaf Partners Small-Cap (LLSCX)—are now closed. But a third, Longleaf Partners International (LLINX), reopened about a year ago.
     International had been closed in early 2004, when cash poured in and the managers had trouble putting all of it to work. “We were finding very few qualifying ideas and, therefore, our cash position got close to 30%,” says McDermott, one of the fund’s managers.
     But last July, the managers decided to reopen the fund, convinced that enough good opportunities existed abroad. “It reduced our price-to-value ratio for the whole fund,” says O. Mason Hawkins, Southeastern’s chief executive officer, who also helps run all three funds. (The international fund was originally launched in 1998, when many investors were gobbling up richly valued tech stocks.)
     While each of the three funds focuses on a different part of the market, their investment philosophies are identical—“business, people and price,” in Hawkins’ words. We want a terrific business, managed by very honorable and capable people.“
     Hewing to a value, buy-and-hold approach, Southeastern uses various measures to gauge a company’s fair value: discounted cash flow, liquidation value and, based on an internal database, the concern’s estimated worth if it were private. ”They should all check out with each other,“ says McDermott.
     There are variations on these themes.
     Financial-services firms, for example, are measured on their book value.
     When the portfolio managers and analysts agree on a company’s fair value, they want to buy it at least a 40% discount.
     In addition to the firm’s employees, Hawkins, McDermott and portfolio manager G. Staley Cates are ”owner-operators,“ with lots of their own money in the funds. ”When everybody around the table is going to have their net worth going into the next marginal name, it gets vetted better than if we weren’t all owners,“ says Hawkins.
With about $42 billion under management, Southeastern, an independent firm, has managers spread across several generations, which would presumably prepare it for an eventual leadership transition. Hawkins, 59, has been there since 1975. Cates, 42, came aboard in 1986, and McDermott, 37, joined in 1998.
     The international fund does invest in some U.S. companies, including Dell (DELL) and Yum Brands (YUM); such stocks pass Southeastern’s screen test if at least half of the company’s revenues are gen-
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erated from outside the U.S. or if at least half of its value comes from abroad.
     This portfolio typically has 18 to 22 names. “You can be adequately diversified with 12 companies if they are in different industries,” says Hawkins. ”And no one has been able to logically present a case for why your 30th- or 40th-best investment would be better than concentrating your money in, say, the top 12 or 18 names.“ As of March 31, the fund’s top 10 holdings accounted for nearly 60% of its portfolio.
     The goal of the fund, whose assets total $3.5 billion, is an annual return at least 10 percentage points above the inflation rate. From November 1998, shortly after its launch, through May of this year, the fund had an annual return of 16.33%, versus 8.90% for the MSCI EAFE, according to Morningstar. Its year-to-date return of 16.55% bests the index by 4.99 percentage points, placing it in the top 3% of Morningstar’s foreign large-value category.
Yet Hawkins readily admits that returns over the past several years haven’t been as impressive, relative to the peer group. The international fund’s three-year annual return of 17.71% trails the benchmark by 5.74 percentage points and ranks near the bottom of its category.
     The fund also has a fairly hefty expense tab—1.59% at the end of the first quarter, putting it in the lower half of its Lipper peer group for expenses.
     One thing that has hurt the fund is its decision to hedge some of its holdings against currency risk. Thus, unlike competitors that don’t hedge, it hasn’t been benefited as much from a weak U.S. dollar.
Longleaf Partners Funds Longleaf International
800-445-9469

	Total Returns*
	1-Yr	3-Yr	5-Yr
Longleaf Int’l	29.23%	17.40%	13.05%
MSCI EAFE	26.84%	23.13%	16.75%

		% Of
Top 10 Holdings	Ticker	Portfolio**
Dell	DELL	7.6%
NipponKoa Ins	8754.Japan	7.1
Olympus	7733.Japan	6.3
Nikko Cordial	8603.Japan	6.2
Fairfax Financial	FFH	5.9
Cheung Kong	1.HongKong	5.0
Ingersoll Rand	IR	4.9
Cemex	CX	4.9
Renault	RNO.France	4.9
Nestle	NESN.Switz	4.9
Total:		57.7

*	Annualized as of May 31. **As of March 31.
Sources: Morningstar; Longleaf
The managers don’t get hung up on benchmarking. ”We will invest based on where we find the values; we’re not trying to match an index,“ says Hawkins. In addition, says McDermott, ”we like these companies that are very well-capitalized, conservatively managed, but in competitively entrenched businesses.“
     One such holding is Nikko Cordial (8603.Japan), one of Japan’s largest brokerage firms, whose shares the fund began snapping up late last year when the stock price was below 1,000 yen.
     ”They had a private-equity portfolio that was easy to value, and they had a large slug of excess capital that was worth about 200 yen a share,“ recalls Mc-Dermott, who is based in London, but frequently travels to Asia.
     Southeastern believed that the stock was worth north of 1,900 yen, but an accounting problem had battered it. ”It became more and more of a panic-selling situation,“ says McDermott. The company, however, was not delisted, as some investors had feared, and Citgroup (C) in April announced that it had completed a tender offer for a majority stake in Nikko Cordial. Late last week, the stock was at 1,686 yen.
     Another big position is Cheung Kong Holdings (1.HongKong), a Hong Kong company with a sprawling portfolio of assets, including real estate in China, and a big stake in Hutchison Whampoa (HUWHY), whose holdings include port facilities, telecoms and property. The Longleaf team thinks Cheung Kong is worth 135 to 140 Hong Kong dollars a share, considerably higher than the HK$103.50 it was fetching late last week. Cheung Kong’s chairman and founder is Li Ka Shing, whom Hawkins regards as a master long-term investor.
The fund’s top U.S. holding is Dell, whose shares have disappointed in recent years. Plagued by management turnover, Dell now has Michael Dell back at its helm, a move Hawkins applauds. ”The long-term growth for Dell in Europe and Asia is significant double-digit,“ he says.
     The managers also see more upside in Olympus, (7733.Japan), the Japanese company known for its cameras but which has a growing business in endoscopic surgical instruments. ”The future medical trends are all about minimally invasive surgery,“ says McDermott.
     The fund bought the stock at around 2,000 yen but thinks it’s worth about 5,000 yen. Late last week, it was at 4,610 yen. ■
Average annual total returns for Longleaf Partners International Fund and its benchmark index for the one, five and since inception periods ended March 31, 2007 are as follows: Longleaf Partners International Fund, 17.28%, 11.91%, and 15.74% (since inception 10/26/98); EAFE Index, 20.20%, 15.78% and 8.28% (since 10/31/98). Fund returns and those of the unmanaged and unhedged EAFE Index include reinvested dividends and distributions, but do not reflect the deduction of taxes. The Funds may use currency hedging as an investment strategy. This practice will impact the Funds’ relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. This material should be preceded or accompanied by a Prospectus.